UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-
16 under the
Securities Exchange Act of 1934

For the month of 		April, 2003

Commission File Number	0-29586

    ENERNORTH INDUSTRIES INC.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)


2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6,
Canada
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	          		           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          		           No   X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.
(formerly: Energy Power
Systems Limited)


Date: April 11, 2003 				By:"Sandra J.Hall"_
Sandra J. Hall,
President,
Secretary & Director



EnerNorth Subsidiary Awarded White Rose Offshore Contract
Friday April 11, 2:30 pm ET


TORONTO, Ontario--(BUSINESS WIRE)--April 11, 2003--EnerNorth Industries Inc. (AMEX: ENY - News; Frankfurt Stock Exchange:EPW1) (www.enernorth.com; "EnerNorth" or the "Company") announces that its wholly owned subsidiary, M&M Engineering Limited ("M&M") and
G. J. Cahill and Company Limited ("Cahill") have been awarded a C$24.0 million fabrication contract for Husky Energy's White Rose Offshore Oil Project.

North Eastern Constructors Limited ("NECL") has been formed as a joint venture equal partnership of M&M and Cahill. NECL will utilize the Bull Arm Topsides Facilities, located at Trinity Bay Newfoundland & Labrador, to fabricate the M12- Main Electrical Room Module and the LER-Local Electrical Room Module. The Bull Arm Facility is a massive fabrication complex formerly housing the floating production storage and offloading platform for the Terra Nova Offshore Project as well as the gravity based offshore platform for the Hibernia Offshore Project. Work is expected to commence immediately and is scheduled for completion in 12 months creating an estimated 130,000 person hours of employment.

John Brake, Chairman of M&M stated: "This is an exciting contract for M&M Engineering Limited. It is a huge step forward in management's plan to increase M&M revenues and market share by increasing the bite size of contracts we transact. This is an ideal contract to raise the bar of our performance expertise as an Offshore Fabricator. We are pleased to add our skills to the proven expertise of G.J. Cahill and Company, Newfoundland's leading electrical contractor and our joint venture partner in NECL. The quality, skills and dedication standards of NECL combined with the capacity of the Bull Arm Facility ideally positions us for larger and additional contracts on future projects for Newfoundland's growing Oil Industry and we will keep the work here."

About the White Rose Project

Discovered in 1984, the White Rose offshore oil field is located in the Jeanne d'Arc Basin 350km east of St. John's, Newfoundland and Labrador, Canada. The field consists of both oil and gas pools, including the South White Rose oil pool. The oil pool covers approximately 40km and contains an estimated 200-250 million barrels of recoverable oil. It is anticipated that the field will achieve first production by the end of 2005.

About EnerNorth Industries Inc.

EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.



-----------------------------------------------------------------
Contact:
     EnerNorth Industries Inc.
     Scott T. Hargreaves, CA, CFA, 416/861-1484 www.enernorth.com